May 25, 2005

TO UNIT HOLDERS OF SECURED INVESTMENT RESOURCES FUND, L.P.

         Re:      Supplemental Information Regarding
                  Offer to Purchase Units for $4 Per Unit

Dear Unit Holder:

     We are writing to provide you with updated and supplemental information regarding our Offer to Purchase up to 8,000 Units of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership"), dated April 15, 2005.

     Hidden Valley. The Hidden Valley Exchange Shopping Center was sold for approximately $1,360,000 (including the assumption of the tax liens against the property), in order to avoid losing the property in the threatened foreclosure. We believe this was an excellent result, given that the April 30, 2004 appraisal price was $1.4 Million, which assumed no special selling pressure and made other favorable assumptions that did not apply in a foreclosure situation (see Offer to Purchase for more information).

     The net proceeds to the Partnership, after paying off the mortgage, the closing costs and a judgment lien, were approximately $165,000, or $6.65 per Unit. The Partnership does not intend to make any distributions to limited partners because the amount of net proceeds is small and is needed by the Partnership for working capital, current payables and the operation of its sole remaining property: the Cascade Apartments in Topeka, Kansas.

     Please note that the Offer is $4 per Unit in cash. Also, you may be able to obtain a tax benefit if you have accumulated passive losses that you can use once you have disposed of your investment in the Partnership; you should consult your tax advisor about this possibility.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is now scheduled to expire on June 3, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                     Very truly yours,

                                     MILLENIUM MANAGEMENT, LLC